UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             PAC-WEST TELECOMM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   69371Y 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors, L.L.C.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 14 pages)

                                  SCHEDULE 13D


------------------------                                 -----------------------
CUSIP No.  00760B105                                       Page 2 of 14 Pages
------------------------                                 -----------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Deutsche Bank AG
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[X]
                                                                       (b)[ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

                  WC (See Item 3)
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
------------ -------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
        SHARES
      BENEFICIALLY                        0  (SEE ITEM 5)
       OWNED BY           -------- --------------------------------------------
         EACH                 8      SHARED VOTING POWER
      REPORTING                          26,666,667 (SEE ITEM 5)
       PERSON
        WITH
                          --------- --------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          0  (SEE ITEM 5)
                          --------- --------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          26,666,667 (SEE ITEM 5)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,666,667  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  42.2%  (SEE ITEM 5)
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

                  BK
------------ -------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No.  00760B105                                      Page 3 of 14 Pages
------------------------                                ------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DB Advisors, L.L.C.
------------ -------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b)[X]
------------ -------------------------------------------------------------------
      3      SEC USE ONLY
------------ -------------------------------------------------------------------
      4      SOURCE OF FUNDS
                  AF
------------ -------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
------------------------ ---------- --------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        0  (SEE ITEM 5)
       OWNED BY
         EACH            ---------- --------------------------------------------
       REPORTING              8      SHARED VOTING POWER
        PERSON
         WITH                            26,666,667  (SEE ITEM 5)
                         ---------- --------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                         0  (SEE ITEM 5)
                         ---------- --------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                         26,666,667  (SEE ITEM 5)
------------------------ ---------- --------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  26,666,667  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  42.2%  (SEE ITEM 5)
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  IA
------------ -------------------------------------------------------------------

Item 1. Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to warrants to purchase a certain number of shares of common stock, par value $.001 per share (the "Common Stock"), of Pac-West Telecomm, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 1776 West March Lane, Suite 250, Stockton, California 95207.

Item 2. Identity and Background.

          This Statement is being filed by DB Advisors, L.L.C. ("DB Advisors") and Deutsche Bank AG ("Deutsche Bank", together with DB Advisors, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          DB Advisors is a limited liability company organized under the laws of Delaware, and is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities associated with this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

          The address of the principal office of DB Advisors is 280 Park Avenue, New York, New York 10017. The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

          The principal business activity of DB Advisors is to act as a proprietary trading group that invests in publicly listed companies undergoing financial or operational restructuring. The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.

          In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Exchange Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

          Set forth on Schedules A-1 and A-2 to this Statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment; and (iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Pursuant to the terms of the Note and Warrant Purchase Agreement (the "Purchase Agreement"), dated as of October 17, 2003, by and between the Company and Deutsche Bank AG-London acting through DB Advisors as investment advisor, Deutsche Bank, agreed to purchase a non-convertible senior secured promissory note in the principal amount of $40,000,000 (the "Note"), and warrants to purchase 26,666,667 shares of the Company's Common Stock (the "Warrants"). On December 19, 2003, the Note and the Warrants were issued to Deutsche Bank.

          All funds used by DB Advisors to acquire the above-listed securities were provided to DB Advisors by Deutsche Bank. Deutsche Bank provided the funds out of working capital.

Item 4. Purpose of Transaction.

          Deutsche Bank purchased the securities covered by this Statement in order to acquire an interest in the Company for investment purposes. Deutsche Bank intends to review continuously its position in the Company. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Deutsche Bank may (i) exercise its right to purchase Common Stock pursuant to the Warrants, (ii) retain or dispose of all or a portion of the Note, the Warrants and/or Common Stock beneficially owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales or otherwise or
(iii) purchase or dispose of any other securities of the Company.

          Pursuant to the terms of the Purchase Agreement and subject to applicable laws and regulations, Deutsche Bank has the right to designate one of the nine directors nominated by the Board of Directors of the Company so long as Deutsche Bank and/or its affiliates and/or those transferees permitted under the Purchase Agreement continue to hold at least 25% of the Warrants (or Common Stock received upon the exercise of the Warrants) initially purchased under the Purchase Agreement. Deutsche Bank waived its right to designate a director to the Board of Directors of the Company on December 19, 2003.

          In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

          Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

(a) - (b)    On December 19, 2003, Deutsche Bank, acting through its London
Branch and DB Advisors, acquired the Warrants. Based on the 36,514,802 shares of Common Stock outstanding as of October 22, 2003, and assuming that the Warrants are fully exercised, after such exercise Deutsche Bank would beneficially own approximately 42.2% of the outstanding Common Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the Warrants and, as such, shares the power to exercise and dispose of such Warrants and the shares of Common Stock issuable upon the exercise of the Warrants, and, upon exercise of the Warrants, would share the power to vote or direct the vote of the shares of Common Stock issuable upon such exercise.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by either Deutsche Bank or DB Advisors.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          The response to Item 4 of this Statement is incorporated herein by reference.

Note and Warrant Purchase Agreement
-----------------------------------

          On October 17, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Purchase Agreement with the Company. Subject to the terms and conditions of the Purchase Agreement, Deutsche Bank agreed to purchase the Note and the Warrants. On December 19, 2003, the Note and the Warrants were issued to Deutsche Bank.

          Deutsche Bank also received certain registration rights for its securities as set forth in the Registration Rights Agreement (as described below).

          This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which has been filed as Exhibit 2 to this Statement and is incorporated herein by reference.


Registration Rights Agreement
-----------------------------

          On December 19, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement").

          Within 90 days of execution of the Registration Rights Agreement, the Company shall file with the Securities and Exchange Commission (the "SEC"), and thereafter use its reasonable best efforts to have declared effective as soon as practicable after filing thereof, a "shelf" registration statement (a "Shelf Registration Statement") on Form S-3 pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), in each case, covering the resale of all of the shares of Common Stock issuable upon the exercise of the Warrants issued to Deutsche Bank pursuant to the Purchase Agreement or securities issuable, issued, or distributed in respect of any of the Common Stock issuable upon the exercise of such warrants (the "New Registrable Securities"). The Company shall, subject to customary terms and conditions, use its reasonable best efforts to keep the Shelf Registration Statement continuously effective from the date that such Shelf Registration Statement is declared effective to the extent required to permit the disposition of the New Registrable Securities so registered.

          Pursuant to the Registration Rights Agreement, with certain limitations, Deutsche Bank and its permitted transferees under the Registration Rights Agreement or the Purchase Agreement (collectively, the "Holders") may send a written request (a "Demand") to the Company which specifies the intended method or methods of disposition of all or part of the New Registrable Securities. After receipt of such Demand, the Company shall promptly give written notice of such request to all Holders. Thereafter, the Company shall, subject to certain limitations, use its reasonable best efforts to effect as soon as practicable a registration statement under the Securities Act of all the New Registrable Securities that the Holders request to be registered in the Demand or a written request given within ten days of the written notice of Demand by the Company; provided, however, that the aggregate value of the New Registrable Securities requested to be registered (i) be at least $10,000,000 based on the closing trading price of the Common Stock on the date of such Demand or (ii) be at least 20% of the New Registrable Securities issuable upon the exercise of the Warrants. However, the Company may delay or defer such a filing or the effectiveness of such registration statement during no more than three periods (each a "Blackout Period") aggregating to not more than 90 days in any twelve-month period if (i) the Company would, in accordance with the advice of counsel, be required to disclose, in any prospectus included in a registration statement filed under the Securities Act pursuant to a Demand by the Holders, information not otherwise required by law to be publicly disclosed and (ii) in the reasonable judgment of the Company's Board of Directors, (a) there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with such prospectus, would materially and adversely affect or interfere with any financing, acquisition, merger, disposition of assets (not in the ordinary course of business), corporate reorganization or other similar transaction involving the Company or (b) there is reasonable likelihood that such a disclosure would materially and adversely affect or interfere with the best interests of the Company or its shareholders and such disclosure relates to material legal and regulatory developments; provided, however, that the Company shall delay during any Blackout Period the filing or effectiveness of, or suspend sales under, any registration statement under the Securities Act required pursuant to the registration rights of the holders of any other securities of the Company. The Company shall promptly give the Holders written notice of such determination containing a general statement of the reasons for such postponement and an approximation of the anticipated delay.

          If the Company proposes to register any of its Common Stock under the Securities Act, with limited exceptions, it must give written notice of such registration to all Holders at least 20 days before initial filing of such registration statement. The Company must include in such registration all the New Registrable Securities then outstanding and specified in a written request or requests made by Holders within ten days after the date of the written notice by the Company of such registration.

          Deutsche Bank's registration rights set forth in the Registration Rights Agreement terminate upon the later of (i) the second anniversary of the Expiration Date (as defined in the Warrants) and (ii) three months after the date Deutsche Bank ceases to be an "affiliate" of the Company pursuant to Rule 144 of the Securities Act.

          The Company has the customary rights to delay the filing or effectiveness of any registration statement under the Registration Rights Agreement. The Registration Rights Agreement contains customary indemnification provisions for the registration rights.

          This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Warrants
--------

          The Warrants entitle Deutsche Bank and its permitted assigns to purchase 26,666,667 shares of the Company Common Stock at the price of $1.50 per share (the "Exercise Price"). The terms of the Warrants provide for customary adjustments of the Exercise Price and/or the number of shares issuable upon exercise of the Warrants in the case of certain events such as stock splits, issuance of additional shares, capital reorganization, consolidation, merger, transfer of assets, dissolution, liquidation, winding-up and other corporate events (as described in the Warrant).

          The Warrants are exercisable from December 19, 2003 through December 19, 2006 (the "Expiration Date"); however, Deutsche Bank has a one-time option prior to December 19, 2006 to extend the Expiration Date to any date prior to and including June 19, 2008 so long as the maturity date of the Note is extended to the same date. The Expiration Date will also be automatically extended if (i) on the Expiration Date, (A) there is no effective registration statement under the Securities Act covering all of the Registrable Securities (as defined in the Registration Rights Agreement) or (B) a Blackout Period is then in effect, or
(ii) on the Expiration Date, the holder of the Warrant and the Company have made the necessary regulatory applications or filings but the requisite approval from such governmental authorities have not been obtained to permit the exercise of the Warrants. The Expiration Date will be extended until such registration statement is declared effective, there is no Blackout Period or all requisite approvals are obtained.

          The terms of the Warrant provide for exercise by (i) the surrender of the Warrants, with the necessary notice of exercise, to the Company and the payment of the exercise price for the shares being purchased, or (ii) if in connection with a registered public offering of the Common Stock, the surrender of the Warrants, with the necessary notice of exercise, together with notice of arrangements reasonably satisfactory to the Company for payment to the Company from the proceeds of the sale of the shares in the public offering, or (iii) the tender of all or a portion of the Note in a principal amount equal to the then applicable Exercise Price multiplied by the number of shares of Common Stock being purchased.

          The terms of the Warrant also permits the holder of the Warrants, at the holder's option, to effect a cashless exercise if the average of the closing price of the Common Stock over the 20 trading days immediately prior to the date of the proposed exercise is equal to or greater than $5.00 per share at the time of exercise. If the holder of the Warrant elects to exercise the Warrants when the average closing price of the Common Stock over such period is less than $5.00 per share, the Company may require the holder of the Warrants to effect a cashless exercise.

          This description of the Warrants is qualified in its entirety by reference to the Warrant, a copy of which has been filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Senior Secured Promissory Note
------------------------------

          The Note received by Deutsche Bank bears interest compounded quarterly at the floating rate of LIBOR plus 0.50% per annum. Interest is payable on the last day of each three-month interest period, as set forth in the Note, and calculated on the basis of actual number of days elapsed and a year of 360 days. The Company has the option to pay such interest in cash or to cause such interest to be capitalized and added to the principal amount of the Note, which additional amount shall bear interest and otherwise be payable in accordance with the terms and conditions of the Note. Unless paid on or prior to maturity, the Note matures, and the principal and accrued and unpaid interest becomes due in full on December 19, 2003, provided, however, that such date may be extended to coincide with any extension of the Expiration Date (as defined in the Warrants) permitted under and provided in the Warrants.

Guaranty and Security Agreement
-------------------------------

          On December 19, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into a Guaranty and Security Agreement with the Company (the "Guaranty and Security Agreement").

          Pursuant to the Guaranty and Security Agreement, the Company and each of its subsidiaries having 5% or more of the Company's aggregate consolidated assets or revenues of net income of at least 5% of the amount of the Company's aggregate consolidated revenues or net income (a "Material Subsidiary") jointly and severally guarantee the payment when due of the Company's obligations under the Note and grant a security interest in its assets with respect to such obligations. In the event of the formation or acquisition of any Material Subsidiary, such

Material Subsidiary would be required to join the Guaranty and Security Agreement as a guarantor.

Item 7. Material to be filed as Exhibits.

Exhibit 1: Joint Filing Agreement

Exhibit 2: Note and Warrant Purchase Agreement, dated October 17, 2003, among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor*

Exhibit 3: Registration Rights Agreement, dated December 19, 2003, by and among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**

Exhibit 4: Pac-West Telecomm, Inc. Warrant to Purchase Shares of Common Stock issued to Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**





----------------------
* Previously filed as an exhibit to Form 8-K filed by the Company on October 21, 2003 and incorporated by reference in this Statement.

** Previously filed as an exhibit to Form 8-K filed by the Company on December 22, 2003 and incorporated by reference in this Statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 29, 2003

                                            Deutsche Bank AG

                                            By: /s/ Jeffrey A. Ruiz
                                               ---------------------------------
                                               Name:   Jeffrey A. Ruiz
                                               Title:  Vice President



                                            DB ADVISORS, L.L.C.

                                            By: /s/ Jeffrey A. Ruiz
                                               --------------------------------
                                               Name:   Jeffrey A. Ruiz
                                               Title:  Attorney-in-Fact

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                               DB ADVISORS, L.L.C.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of DB Advisors, L.L.C. The business address of DB Advisors, L.L.C. is 280 Park Avenue, New York, New York 10017.

NAME                           BUSINESS ADDRESS            TITLE                                   CITIZENSHIP
----                           ----------------            -----                                   -----------

Kevin Parker                   60 Wall Street              Chief Executive Officer                 United States
                               New York, New York

Roger Ehrenberg                280 Park Avenue             President                               United States
                               New York, New York

Shengbei Guo                   280 Park Avenue             Executive Vice President                China
                               New York, New York

Paul G. Bigler II              280 Park Avenue             Managing Director                       United States
                               New York, New York

Mark Cullen                    60 Wall Street              Managing Director                       Australia
                               New York, New York

Steven Morris                  60 Wall Street              Managing Director, Chief Financial      New Zealand
                               New York, New York          Officer and Treasurer

Glen MacMullin                 280 Park Avenue             Director                                Canada
                               New York, New York

Tracy C. Wills-Zapata          280 Park Avenue             Director                                United States
                               New York, New York

                                  SCHEDULE A-2

                              MANAGING DIRECTORS OF
                                DEUTSCHE BANK AG

The following sets forth the name, business address, title and citizenship of the managing directors of Deutsche Bank AG. The business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

NAME                            BUSINESS ADDRESS           TITLE                                       CITIZENSHIP
----                            ----------------           -----                                       -----------

Dr. Josef Ackermann             Deutsche Bank AG           Chairman of the Group Executive Member of   Swiss
                                Taunusanlage 12            the Board of Managing Directors, Deutsche
                                60325 Frankfurt            Bank AG
                                The Federal Republic of
                                Germany

Dr. Tessen von Heydebreck       Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Hermann-Josef Lamberti      Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Clemens Borsig              Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

                                  EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement

Exhibit 2: Note and Warrant Purchase Agreement, dated as of October 17, 2003, by and between Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor*

Exhibit 3: Registration Rights Agreement, dated December 19, 2003, by and among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**

Exhibit 4: Pac-West Telecomm, Inc. Warrant to Purchase Shares of Common Stock issued to Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**




------------------------

* Previously filed as an exhibit to Form 8-K filed by the Company on October 21, 2003 and incorporated by reference in this Statement.

** Previously filed as an exhibit to Form 8-K filed by the Company on December 22, 2003 and incorporated by reference in this Statement.